UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Valneva SE

(Name of Issuer)

Ordinary Shares, nominal value €0.15 per share

(Title of Class of Securities)

92025Y103 (American Depositary Shares, each representing two ordinary shares)

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

6-8, boulevard Haussmann

75009 Paris

France

+33 1 53 89 55 73

With copy to:

John C. Partigan

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92025Y103
1	Name of Reporting Person Bpifrance Participations S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,547,269 Ordinary Shares; 17,004,054 Voting Rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,547,269 Ordinary Shares; 17,004,054 Voting Rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,547,269 Ordinary Shares; 17,004,054 Voting Rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.9% of the Ordinary Shares; 10.6% of the Voting Rights[1]

14	Type of Reporting Person (See Instructions) OO

[1]	Percentage of class is calculated based on 138,354,982 Ordinary Shares outstanding and 160,908,132 Voting Rights as of October 31, 2022, as reported by Valneva SE on November 4, 2022.

Page 2 of 10 Pages

CUSIP No. 92025Y103
1	Name of Reporting Person Caisse des dépôts et consignations
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,069,552 Ordinary Shares; 2,069,552 Voting Rights

	8	Shared Voting Power 9,547,269 Ordinary Shares; 17,004,054 Voting Rights

	9	Sole Dispositive Power 2,069,552 Ordinary Shares; 2,069,552 Voting Rights

	10	Shared Dispositive Power 9,547,269 Ordinary Shares; 17,004,054 Voting Rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,616,821 Ordinary Shares; 19,073,606 Voting Rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.4% of the Ordinary Shares; 11.8% of the Voting Rights[2]

14	Type of Reporting Person (See Instructions) OO

[2]	Percentage of class is calculated based on 138,354,982 Ordinary Shares outstanding and 160,908,132 Voting Rights as of October 31, 2022, as reported by Valneva SE on November 4, 2022.

Page 3 of 10 Pages

CUSIP No. 92025Y103
1	Name of Reporting Person EPIC Bpifrance
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,547,269 Ordinary Shares; 17,004,054 Voting Rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,547,269 Ordinary Shares; 17,004,054 Voting Rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,547,269 Ordinary Shares; 17,004,054 Voting Rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.9% of the Ordinary Shares; 10.6% of the Voting Rights[3]

14	Type of Reporting Person (See Instructions) OO

[3]	Percentage of class is calculated based on 138,354,982 Ordinary Shares outstanding and 160,908,132 Voting Rights as of October 31, 2022, as reported by Valneva SE on November 4, 2022.

Page 4 of 10 Pages

CUSIP No. 92025Y103
1	Name of Reporting Person Bpifrance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,547,269 Ordinary Shares; 17,004,054 Voting Rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,547,269 Ordinary Shares; 17,004,054 Voting Rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,547,269 Ordinary Shares; 17,004,054 Voting Rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.9% of the Ordinary Shares; 10.6% of the Voting Rights[4]

14	Type of Reporting Person (See Instructions) OO

[4]	Percentage of class is calculated based on 138,354,982 Ordinary Shares outstanding and 160,908,132 Voting Rights as of October 31, 2022, as reported by Valneva SE on November 4, 2022.

Page 5 of 10 Pages

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares, nominal value €0.15 per share (the “Ordinary Shares”) of Valneva SE (the “Issuer”). The Issuer’s principal executive offices are located at 6 rue Alain Bombard, 44800 Saint-Herblain, France.

Item 2.	Identity and Background.

This Schedule 13D is filed jointly by (i) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (ii) Caisse des dépôts et consignations, a French special public entity (établissement spécial) (“CDC”), (iii) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), and (iv) Bpifrance S.A. (“Bpifrance”), a société anonyme incorporated under the laws of the Republic of France. Bpifrance Participations, CDC, EPIC and Bpifrance are referred to herein collectively as the “Reporting Persons.” The principal address for Bpifrance Participations, EPIC and Bpifrance is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. The principal address for CDC is 56, rue de Lille, 75007 Paris, France.

Bpifrance Participations is a French public investment entity specializing in the business of equity financing via direct investments or fund of funds. Bpifrance Participations is a subsidiary owned at 99.99% by Bpifrance, a French credit institution. CDC and EPIC each hold 49.2% of the share capital of Bpifrance and jointly control Bpifrance. CDC is principally engaged in the business of long-term investments. EPIC, a French public institution of industrial and commercial nature, is principally engaged in the business of banking finance.

Bpifrance may be deemed to be the beneficial owner of shares held by Bpifrance Participations indirectly through its 99.99% ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owners of shares held by Bpifrance Participations indirectly through their joint ownership and control of Bpifrance.

Attached as Appendices A, B, C and D to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, CDC, EPIC and Bpifrance, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C and D to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Bpifrance Participations used its working capital to purchase the Ordinary Shares.

Item 4.	Purpose of Transaction.

Ownership is stated as of November 15, 2022 and the ownership percentages are calculated based on 138,354,982 Ordinary Shares outstanding and 160,908,13 Voting Rights as of October 31, 2022, as reported by the Issuer on November 4, 2022.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Page 6 of 10 Pages

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

As of November 15, 2022, (i) Bpifrance Participations held directly 9,547,269 Ordinary Shares and 17,004,054 Voting Rights, and (ii) CDC Croissance S.A., a wholly-owned subsidiary of CDC (“CDC Croissance”), held directly 2,069,552 Ordinary Shares and 2,069,552 Voting Rights. Neither Bpifrance nor EPIC held any Ordinary Shares directly.  Bpifrance may be deemed to be the beneficial owner of 9,547,269 Ordinary Shares and 17,004,054 Voting Rights indirectly through its 99.99% ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owner of 9,547,269 Ordinary Shares and 17,004,054 Voting Rights indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of (x) 11,616,821 Ordinary Shares and 19,073,606 Voting Rights, indirectly through its joint ownership and control of Bpifrance and (y) 2,069,552 Ordinary Shares and 2,069,552 Voting Rights, indirectly through its ownership of CDC Croissance.

The ownership percentages are calculated based on 138,354,982 Ordinary Shares outstanding and 160,908,13 Voting Rights as of October 31, 2022, as reported by the Issuer on November 4, 2022.

(a) See also the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(b) See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D below:

Bpifrance Participations effected the following transactions:

Date	Transaction	Amount of Shares	Average Per Share Price (EUR)	How Effected
09/29/2022	Purchase	1,020,408	4.9	Capital Increase
11/11/2022	Sale	-10,838	7.0107	Open Market
11/14/2022	Sale	-64,454	7.1347	Open Market
11/15/2022	Sale	-17,325	7.0548	Open Market

Page 7 of 10 Pages

Caisse des dépôts et consignations effected the following transactions:

Date	Transaction	Amount of Shares	Average Per Share Price (EUR)	How Effected
09/13/2022	Purchase	10,820	8.4	Open Market
09/14/2022	Purchase	55,773	8.3243	Open Market
09/15/2022	Purchase	20,738	8.3773	Open Market
09/16/2022	Purchase	34,569	8.215	Open Market
09/30/2022	Purchase	259,516	4.9	Open Market
09/30/2022	Purchase	432,526	4.9	Open Market
09/30/2022	Purchase	40,000	5.1636	Open Market
09/30/2022	Purchase	80,000	5.1636	Open Market
10/03/2022	Purchase	20,000	5.2831	Open Market
10/04/2022	Purchase	20,000	5.5851	Open Market
10/05/2022	Purchase	18,400	5.6708	Open Market
10/06/2022	Purchase	8,876	5.6996	Open Market
10/18/2022	Purchase	25,000	6.7275	Open Market
10/19/2022	Purchase	24,998	6.3927	Open Market
10/20/2022	Purchase	25,001	6.2483	Open Market
10/21/2022	Purchase	25,001	6.3451	Open Market
10/24/2022	Purchase	138	6.4985	Open Market
10/25/2022	Purchase	3,318	6.4354	Open Market
10/26/2022	Purchase	1,415	6.4812	Open Market
10/27/2022	Purchase	10,065	6.6893	Open Market
10/29/2022	Purchase	10,064	6.6176	Open Market

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

During the Issuer’s Annual General Meeting held on June 23, 2022, the Issuer’s shareholders appointed two new Supervisory Board members, one of which was Bpifrance Participations, for a three-year term. The representative for Bpifrance Participations is Maïlys Ferrère, who is a Director of Large Venture Investments at Bpifrance Participations.

Page 8 of 10 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement, dated as of November 15, 2022, by and among the Reporting Persons.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2022

Bpifrance Participations S.A.

By:	/s/ Sophie Paquin
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Caisse des dépôts et consignations

By:	/s/ Laurence Giraudon
Name:	Laurence Giraudon
Title:	Chief Operating Officer, Finance and Operations Department, Asset Management Division

EPIC Bpifrance

By:	/s/ Sophie Paquin
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Bpifrance S.A.

By:	/s/ Boubakar Dione
Name:	Boubakar Dione
Title:	Group Director of Legal Affairs

Page 10 of 10 Pages

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

CAROLE ABBEY DUVAL	Director, Head of the Steering Department of strategic holdings at Caisse des Dépôts

REMI FOURNIAL	Director, Head of M&A at Groupe Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, Chief Growth Officer and General Representative at Solarisbank

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

CAROLINE PAROT	Director, CEO of Europcar Mobility Group

ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

1

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS ET CONSIGNATIONS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts et consignations are set forth below. The business address of each director and executive officer is Caisse des Dépôts et consignations, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts et consignations

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts et consignations

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

VIRGINIE CHAPRON-DU-JEU	Director of Finance for the Caisse des Dépôts et consignations Group

PIERRE CHEVALIER	Head of Legal and Tax Department

NATHALIE TUBIANA	Risk Director of the Caisse des Dépôts et consignations Group

OLIVIER MAREUSE	Chief Investment officer - Director of Savings Funds at Caisse des Dépôts et consignations

CATHERINE MAYENOBE	Secretary General of Caisse des Dépôts et consignations Group

SOPHIE QUATREHOMME	Group Corporate Communications Director

MICHEL YAHIEL	Pensions and Solidarity Director

ANTOINE SAINTOYANT	Director of strategic holdings at Caisse des Dépôts et consignations

2

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
CHRISTIAN BODIN	Director, Chairman, Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

PIERRE CHABROL	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

LOUIS PASQUIER DE FRANCLIEU	Director, Deputy Director at the 3rd General Directorate for Budget of the Ministry of Economy and Finance

VINCENT TEJEDOR	Director, Assistant Director in charge of the development of enterprises, General Directorate for Companies of the Ministry of Economy and Finance

EMMANUELLE BENHAMOU	Director, Deputy at the audit and accounting department of the Agence des Participations de l’Etat (French State Shareholding Agency)

GERALDINE LEVEAU	Director, Deputy General Secretary for Public Investment

3

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

ALEXIS ZAJDENWEBER	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

SEBASTIEN RASPILLER	Director, Chief of the service relating to the financing of the economy at the Direction Générale du Trésor (French Treasury)

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director, Director of Finance for the Caisse des Dépôts Group

CLAIRE DUMAS	Director, Finance Director at Société Générale

SOPHIE STABILE	Director, CFO at Groupe Lagardère

CATHERINE LAGNEAU	Director, Deputy Director of the General council of economy

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations

CAROLE ABBEY DUVAL	Director, Head of the Steering Department of strategic holdings at Caisse des Dépôts

DIANE SIMIU	Director, deputy of the general commissioner for sustainable development at the Ministry for economic and solidarity transition

4